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Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is being made solely pursuant to the Offer to Purchase, dated February 25, 2011, and the related Letter of Transmittal (and any amendments or supplements thereto), and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. However, the Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In any jurisdiction where the securities, "blue sky" or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Herley Industries, Inc.
at
$19.00 Net per Share in Cash, Without Interest
by
Lanza Acquisition Co.
an indirect wholly-owned subsidiary of
Kratos Defense & Security Solutions, Inc.

        Lanza Acquisition Co., a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Kratos Defense & Security Solutions, Inc., a Delaware corporation ("Kratos"), is making an offer to purchase all issued and outstanding shares of common stock, par value $0.10 per share (collectively, the "Shares" and each share thereof, a "Share"), of Herley Industries, Inc., a Delaware corporation ("Herley"). This Offer (as defined below) is being made according to an Agreement and Plan of Merger, dated as of February 7, 2011(the "Merger Agreement"), by and among Kratos, the Purchaser, and Herley, to purchase all issued and outstanding Shares at a price of $19.00 per Share, without interest and less any applicable withholding taxes (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Tendering stockholders who have Shares registered in their names and who tender directly to Wells Fargo Bank, National Association, a national banking association which is acting as the depositary in connection with the Offer (the "Depositary"), will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the sale of Shares in the Offer. Stockholders who hold their Shares through a broker, bank or other nominee should consult such institution as to whether it charges any service fees. The Purchaser will pay the fees and expenses incurred in connection with the Offer of the Depositary and Phoenix Advisory Partners, which is acting as the information agent in connection with the Offer (the "Information Agent"). The Purchaser is offering to purchase all the Shares as a first step in acquiring the entire equity interest in Herley. Following completion of the Offer, the Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT NEW YORK CITY TIME, ON
THURSDAY, MARCH 24, 2011 (THE END OF THE DAY ON THURSDAY), UNLESS THE OFFER IS EXTENDED.

        There is no financing condition to the Offer. The Offer is conditioned on, among other things, there being tendered in the Offer and not validly withdrawn before the expiration of the Offer, a number of Shares that represents at least a majority of the total number of Shares outstanding at the time of the expiration of the Offer (determined on a fully diluted basis (as defined in the Merger Agreement) and excluding Shares tendered pursuant to guaranteed delivery procedures if delivery procedures have not been completed by the applicable time). The Offer is also subject to the satisfaction of certain other conditions set forth in the Offer to Purchase, including, among other conditions, the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. See Section 14—"Conditions of the Offer" of the Offer to Purchase for a description of the conditions to the Offer.

        Pursuant to the terms of the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Herley with Herley surviving the Merger as an indirect wholly-owned subsidiary of Kratos (the "Merger"). Upon completion of the Merger, each Share outstanding immediately prior to the effective time of the Merger (excluding those Shares that are held by Kratos, the Purchaser, Herley or any of their wholly-owned subsidiaries, or stockholders who properly perfect their appraisal rights under the Delaware General Corporation Law) will be cancelled and converted into the right to receive the price per Share paid in the Offer, payable to the holder in cash, without interest and less any applicable withholding taxes, as set forth in the Merger Agreement and as described in the Offer to Purchase.

        The Board of Directors of Herley has unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of, Herley's stockholders, (ii) adopted and approved the Merger Agreement and (iii) recommended that Herley's stockholders accept the Offer, tender their Shares in the Offer and, to the extent necessary to consummate the Merger, approve the Merger and adopt the Merger Agreement.

        For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of the Offer or any delay in making payment. In all cases, payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of (i) the certificates for such Shares, together with a Letter of Transmittal (or a manually signed copy thereof), properly completed and duly executed, with any required signature guarantees or (ii) in the case of a transfer effected pursuant to the book-entry transfer procedures described in Section 3—"Procedure for Tendering Shares" of the Offer to Purchase, a timely book-entry confirmation with respect to such Shares into the Depositary's account at the Depository Trust Company (the "Book-Entry Transfer Facility") and either a Letter of Transmittal (or a manually signed copy thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message as described in Section 3—"Procedure for Tendering Shares" of the Offer to Purchase; and (iii) any other documents required by the Letter of Transmittal.

        Subject to the terms of the Merger Agreement and applicable law, the Purchaser may extend the Offer by giving oral or written notice of the extension to the Depositary. Under the Merger Agreement, the Purchaser will extend (and re-extend) the Offer and its expiration date for one or more periods of up to five business days per extension, or such longer period of time as consented to by Herley, ending no later than June 30, 2011, to permit any unsatisfied conditions to the Offer to be satisfied. In addition, the Purchaser is required to extend the Offer pursuant to the Merger Agreement for any period required by applicable law, rule, regulation, interpretation or position of the NASDAQ Global Select Market, the Securities and Exchange Commission or the Securities and Exchange Commission Staff. If, at the expiration of the Offer, all of the conditions to the Offer have been satisfied or waived, the Purchaser will accept for payment and promptly pay for Shares tendered and not validly withdrawn in the Offer. After acceptance for payment of Shares in the Offer the Purchaser is permitted by the Merger Agreement to provide for a subsequent offering period in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") if, following the expiration of the Offer, the number of Shares validly tendered and not withdrawn in the Offer and accepted for payment, together with any shares owned by Kratos or the Purchaser in the aggregate, is less than 90% of the outstanding Shares (on a fully-diluted basis (as defined in the Merger Agreement)).

        Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time before the expiration of the Offer and, unless already accepted for payment and paid for by the Purchaser in the Offer, may also be withdrawn at any time after April 25, 2011. No withdrawal rights apply during any subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase). If Shares have been tendered according to the procedures for book-entry transfer as set forth in Section 3—"Procedure for Tendering Shares" of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered properly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following the procedures described in Section 3—"Procedure for Tendering Shares" of the Offer to Purchase any time before the expiration of the Offer. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding.

        The receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Stockholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain material U.S. federal income tax consequences of the Offer and the Merger, including matters pertinent to non-U.S. stockholders, see Section 5—"Material U.S. Federal Income Tax Consequences" of the Offer to Purchase.

        The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

        Herley has agreed to provide the Purchaser with Herley's stockholder lists and security position listings for the purpose of disseminating the Offer to Purchase (and related documents) to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed by the Purchaser to record holders of Shares and will be furnished by the Purchaser to brokers, dealers, commercial banks and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares. The Offer to Purchase and the Letter of Transmittal contain important information and should be read in their entirety before any decision is made with respect to the Offer. Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers as set forth below. Requests for copies of the Offer to Purchase, Letter of Transmittal and other tender offer documents may be directed to the Information Agent at its address and telephone numbers set forth below, and copies will be furnished at the Purchaser's expense. The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than to the Depositary and the Information Agent) for soliciting tenders of Shares in the Offer.

The Information Agent for the Offer is:

Phoenix Advisory Partners
110 Wall Street, 27th floor
New York, NY 10005
Stockholders Call Toll Free: (800) 576-4314
Banks and Brokers Call Collect: (212) 493-3910

February 25, 2011

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  Exhibit (a)(1)(F)